Exhibit 14

CODE OF ETHICS AND BUSINESS CONDUCT
OF
XPAC Acquisition Corp.

1.	Introduction

XPAC Acquisition Corp. (the “Company”) is committed to the highest ethical conduct standards. This code of ethics and business conduct (this "Code") applies to your role as a member, executive, director, or employee of the Company and its subsidiaries, if any.

You are responsible for reading and reviewing the Code and internal rules of the Company applicable to you, in addition to complying with the Code in your daily activities and conduct. You must also immediately communicate any violations of the Code that you become aware of. You may be subject to disciplinary measures or termination of your employment contract if you violate the Code or fail to report violations of the Code.

2.	Purpose

The Code governs the conduct associated with the development of personal or professional relations of the Company by determining behavioral standards with the purpose of (i) promoting practices to prevent and fight illegal activities; (ii) guaranteeing the confidentiality of information; and (iii) resolving Conflicts of Interest.

3.	Effectiveness

The Code shall become effective on the date of its disclosure and communication to the respective Collaborator.

The Board of Directors of the Company (the "Board") has adopted this Code and it may be amended and modified by the Board.

4.	Definitions

Collaborators: All the members of the Board, members of any committee of the Board, if convened, or other bodies with technical or consulting roles, executive officers and employees of the Company.

Company: XPAC Acquisition Corp., and, in appropriate context, the Company’s subsidiaries, if any.

Conflict of Interest: A situation in which a person is involved in a decision-making process which he/she has the power to influence and/or direct, guaranteeing a gain and/or benefit for himself/herself, a Close Family Member, a company controlled thereby or a third party that he/she is involved with, or a situation that can interfere with his/her capacity to make an exempt judgment. This definition also includes situations in which the objectives or motivations of the decision-makers are not aligned with the objectives and interests of the Company and the respective shareholders in specific matters.

Privileged Information: All relevant information related to the Company, any entity controlled by the Company, or any of its affiliates, which can influence, in a significant manner, the quotation of the Securities and which has not been disclosed to investors.

Close Family Member: Family members who are expected to have influence on or be influenced by the person in the businesses of these members with the Company, namely: (i) children and/or dependents; (ii) spouse or partner; and (iii) children and/or dependents of the spouse or partner.

Securities: Any shares, warrants, subscription warrants, debt securities, subscription rights, promissory notes, stock options, indexes and derivatives of any kind, or any other securities issued by the Company, or referenced thereby, which are considered to be securities by legal determination.

Undue Advantage: Special treatment to obtain undue personal or business advantage such as for: a scholarship, discounts, any undue compensation or benefit, even if not of an economic or equity nature, presents, gifts, trips, meals, hospitality, entertainment and work opportunities. Even low-cost benefits or benefits with no apparent cost may represent an undue advantage if, in exchange, they entail a personal or business advantage.

5.	Responsibilities of Leadership

The following are responsibilities of the Company's directors and executive officers:

•              Create an environment of ethical behavior and compliance, including by communicating and promoting compliance with the Code and other applicable conduct and ethics standards of the Company.

•              Provide Collaborators with information on the Code and all other applicable standards, policies, procedures and rules.

•              Identify and address any behavior that indicates that a Collaborator may not understand or may not be in compliance with the Code.

•              Answer Collaborators’ questions on business conduct and seek guidance from others within the Company, as described in this Code.

•              Report conduct that violates the Code or any other applicable policy, regulation or rule in a timely and adequate manner.

•              Take decisions and actions to address bad conduct in a manner that is free from discrimination or favoritism.

6.	Compliance with Laws and Regulations

The activities of the Company are subject to the numerous laws, rules and regulations, including but not limited to, rules and regulations of the Securities and Exchange Commission (“SEC”) and The Nasdaq Stock Market LLC (the “Nasdaq”), as well as certain federal, state and municipal laws.

7.	Work Relations and General Principles

The Company’s work relations policies reflect the highest standards in its business practices and its respect for coworkers.

7.1.	Internal Relationships

All Collaborators must adopt a responsible attitude towards their activities and must proceed with respect, cooperation, caution, dedication and honesty. They must also exercise their activities with care for the Company's resources and assets.

All decisions and professional activities of the Company should be based on fairness with respect to rights, treatment and opportunities. No Collaborator is permitted to engage in acts that may constitute retaliation, abuse of power, disrespect, unjustified benefit, any form of racial, sexual or religious discrimination or discrimination that relates to disability, violence, or, any other activities that may offend co-workers or cause a situation that could lead to physical or verbal confrontation, bullying or sexual or other form of harassment.

Any conduct that is not in compliance with market norms or that violates the Code or any other applicable internal policy is prohibited and is subject to appropriate punishment as set out in the relevant policy.

7.2.	External Relationships

Any failure or misconduct in relationships with third parties can have media repercussions, damage the Company's image and lead to possible legal implications. Thus, the disciplinary rules for such relationships should be adhered to and given due attention.

All interactions and relationships with third parties should be guided by integrity, honesty, trust, quality, promptness and respect.

Collaborators may not misuse anyone through misrepresentation or any unfair business practices and may not use the Company’s name, or the name of any of its affiliates (including XP Inc.), for their own benefit.

7.3.	Shareholders

The Company must protect the interests of its shareholders and investors, and always strives to maintain its financial soundness. The following concepts are an important part of how to achieve this goal:

i.	Contact the Chief Financial Officer ("CFO") whenever there is a request for communication with shareholders or investors. The CFO is prepared to communicate accurately, transparently and in a timely and appropriate manner;

ii.	Carefully protect material non-public information and ensure confidentiality in order to avoid insider trading; and

iii.	Respect the rules of the Trading Policy.

7.4.	Suppliers and Partners

The Company strives to maintain a respectful and trusting relationship with its partners and all other third party collaborators by:

i.	Pushing for constant improvement in the quality of work of partners and all other third party collaborators and the continuous improvement of their relationship with the Company;

ii.	Being an example by encouraging the Company’s partners and all other third party collaborators to adopt practices that respect human dignity, ethics and the preservation of the environment; and

iii.	Seeking out partners and third party collaborators who adhere to the Company's ethical standards.

7.5.	Competition

Be ethical. Do not communicate with third parties, directly or indirectly, on matters that relate to competitors, competing products or services that are not based on actual or proven facts or that are intended to publicly discredit the image of competitors.

7.6.	Press

Knowing how to base the Company’s relationship with the press on transparency and respect is fundamental to maintaining an image that is consistent with the Company's values, as well as ensuring the correct dissemination of data and other information. Collaborators’ conduct should follow the following standards:

i.	Never give information and / or interviews without prior permission from the Company's Chief Executive Officer ("CEO") or the CFO;

ii.	Whenever contacted by the press, transfer the call to the CEO or CFO, who will handle requests in accordance with the Company's internal rules;

iii.	Do not express opinions in the media or social media that may be interpreted as an official position of the Company;

iv.	Inform other Collaborators about press service procedures; and

v.	Remind other Collaborators that no Collaborator is allowed to give information and / or interviews without prior permission from the CEO or CFO.

7.7.	Regulators, Self-Regulators and Government Agencies

The Company aims to contribute to a fairer and more transparent market through the implementation of compliance programs. The Company's conduct should follow the following standards:

i.	Stay informed, and respect the laws, rules and applicable policies of the Company that apply to and guide relationships with public officials; and

ii.	Do not permit the promise, offering or delivery, directly or indirectly, of any Undue Advantage, contribution, donation, favor, or gift to government agencies or public officials to induce them to act or use their influence to help the Company win business or gain an improper advantage.

7.8.	Equal Opportunities and Promotion of Diversity

It is the Company’s policy to engage, retain, promote, train, develop and treat employees and candidates based on meritocracy, qualifications, performance and competence. The Company believes in respecting the dignity of all Collaborators and expects that everyone shows respect for all Collaborators and third parties. Respectful and professional conduct promotes productivity and minimizes disputes.

No practice of the Company should discriminate based on race, color, gender (including pregnancy or related medical conditions and gender identity), religion, age, nationality, disability, legally protected medical condition, marital status, sexual orientation or any other individual status.

7.9.	Prevention of Harassment and Discrimination

Any type of discrimination or harassment, including verbal, written (such as emails, social media posts, instant messages and other means of communication) or physical harassment that violates the dignity and integrity of an individual is prohibited. The Company expects its directors and executive officers to reinforce these policies and to create a work environment that benefits performance and promotes growth opportunities and professional progress. Discrimination or harassment acts based on the categories set out above are subject to disciplinary measures, including termination, depending on the seriousness of the case. All Collaborators are required to comply with the Company’s policy on equal opportunity, nondiscrimination and fair employment. If you are aware of the occurrence of discriminatory or harassment acts, you must report the event promptly to a member of the Board or an executive officer.

7.10.	Family and Close Relationships

The appointment and contracting of relatives, spouses and partners (including common-law marriage and relationships) are allowed, but can result in actual or presumed Conflicts of Interest, if they are not properly managed.

This group of relations includes relatives by blood or marriage, relatives by adoption in a straight line of ascendance (parents, grandparents), descendants (children, grandchildren), or by collateral relation (brothers- and sisters-in-law, cousins, nephews and nieces, sons-in-law, daughters-in-law, etc.), in addition to the other direct relations already defined above. If any Collaborator identifies a family or close relationship during the analysis of a candidate, he / she must send the case to the Board for analysis of the conflicts.

No Collaborator may appoint a spouse, partner or other person that has a family or other close relationship with such Collaborator without the explicit approval of the Board.

7.11.	Health and Safety

The Company is committed to providing a healthy and safe work environment. You are responsible for learning the safety procedures applicable to your work and area, and for reporting accidents, injuries and unsafe practices and conditions to the member of the Board or any executive officer. The Company strives to provide a safe and healthy work environment and to avoid adverse impact and injury to the environment and communities in which the Company conducts its business.

Achieving this goal is the responsibility of all Collaborators.

7.12.	Workplace Free from Drugs and Alcohol

It is expected that Collaborators work in adequate conditions to carry out their duties. Any person that is under the influence of substances may impact others’ and their own safety as well as adversely affect their good judgment. Such individuals will be subject to disciplinary measures, including termination.

8.	Conflict Matters

8.1.	Conflicts of Interest

Collaborators shall avoid Conflicts of Interest, wherever possible, except as may be allowed under guidelines or resolutions approved by the Board (or the appropriate committee of the Board) or as disclosed in the Company’s public filings with the SEC. Anything that would be a conflict for a person subject to this Code also will be a conflict for a member of his or her immediate family or any other close relative. Examples of Conflict of Interest situations include, but are not limited to, the following, all of which must be disclosed to the Company:

•              any significant ownership interest in any target, supplier or customer of the Company;

•              any consulting or employment relationship with any target, supplier or customer of the Company;

•              the receipt of any money, non-nominal gifts or excessive entertainment from any entity with which the Company has current or prospective business dealings;

•              selling anything to the Company or buying anything from the Company, except on the same terms and conditions as comparable officers or directors are permitted to so purchase or sell (and, in the absence of any such comparable officer or director, on the same terms and conditions as a third party would buy or sell a comparable item in an arm’s-length transaction);

•              any other financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) involving the Company; and

•              any other circumstance, event, relationship or situation in which the personal interest of a person subject to this Code interferes — or even appears to interfere — with the interests of the Company as a whole.

8.2.	Corporate Opportunities

Any and every business opportunity that draws your attention in view of your connection with the Company is deemed a corporate opportunity. Examples include situations where a business opportunity was offered to the Company; or the Company has sought a business opportunity; the products, facilities or personnel of the Company were used in the search for a business opportunity; or the opportunity involves an investment in an asset or business that would be advantageous to the business of the Company. Each Collaborator owes a duty to the Company and must, until the earliest of (i) the Company’s initial business combination (as such term is defined in the Company’s initial registration statement on Form S-1 filed with the SEC), (ii) the Company’s liquidation, and (iii) such time that such person ceases to be a Collaborator, first present to the Company for the Company’s consideration, prior to presentation to any other entity or third person, any business opportunity, but only if such opportunity is suitable for the Company, subject to the Company’s amended and restated memorandum and articles of association in effect (as amended from time to time) at such time and subject to any other fiduciary, contractual or other obligations such officer or director may have to other entities.

8.3.	Insider Information

The negotiation of securities of any company based on non-public (or internal) material information or disclosure of such information to other persons who may profit therefrom is illegal. Hence, it is also illegal and against this Code to negotiate Securities while you have knowledge of insider information until this information is disclosed by the Company. Generally, material information is any information that an investor would deem important in the decision to buy, sell, or keep securities or that may affect the price of the securities in the market. Examples include actual or estimated financial results or non-public information with respect to dividends; significant discoveries or product development; possible consolidations, acquisitions or dispositions (e.g., the Company's initial business combination); significant changes in business strategies; and obtaining or loss of significant contracts. You may not disclose insider information to any person, except to those who need to know with a view to fulfill their responsibilities to the Company. You are also required to take measures to protect the confidentiality of insider information. If you have or receive information and is not certain if it is within the definition of insider information or its disclosure may be in violation of your fiduciary or other obligation, contact the CFO prior to disclosing such information.

8.4.	Acceptance of gifts or entertainment

Non-nominal giveaways or gifts or excessive entertainment from clients, suppliers, competitors, or other employees may not be accepted. Nominal gifts and entertainment may be accepted when the Collaborator is convinced that the gift or entertainment does not influence his/her judgment or performance of duties. Under no circumstance whatsoever, you may accept gifts or entertainment that may give rise to a Conflict of Interests. Gifts or entertainment that may result in a feeling of, or can expected to create, a personal obligation may not be accepted.

8.5.	Class Associations and Entities

The Company does not belong to any type of political organization, but recognizes the legitimacy of such entities and respect their initiatives and activities. The Company is always willing to keep an open dialog in any situation and is constantly seeking a solution that serves all involved parties.

8.6.	Political Parties

The Company does not expect to make donations to political parties. Any solicitations for political contributions of any kind must be lawful and in compliance with all applicable rules, regulations and policies.

The Company respects the right of Collaborators to affiliate themselves with political parties and make donations to such entities if they so desire. Donations must always be carried out in a Collaborator’s own name and not on behalf of the Company. The donations must be communicated the respective Collaborator to the CFO. No Collaborator may be reimbursed directly or indirectly by the Company for personal political contributions.

9.	Confidentiality of Information and Protection of Assets

9.1.	Confidentiality of Information

Collaborators have responsibilities to maintain the confidentiality of proprietary information of the Company. Collaborators must always be aware of these responsibilities when using the phone, email and other electronic means for information storage and transmission and must not discuss confidential information in public areas, read confidential documents in public places or leave or dispose of confidential documents where they may be retrieved by others.

Confidential proprietary information generated by and gathered in the Company's business is a valuable Company asset. Protecting this information plays a vital role in the Company’s ability to successfully operate, and all proprietary information should be maintained in strict confidence, except when disclosure is authorized by the Company or required by law. Proprietary information includes all non-public information that might be useful to competitors or that could be harmful to the Company, its customers, its suppliers or a potential target, if disclosed. Intellectual property such as trade secrets, patents, trademarks and copyrights, as well as business, research and new product plans, objectives and strategies, records, databases, salary and benefits data, employee medical information, customer, employee and suppliers lists, and any unpublished financial or pricing information must also be protected. Unauthorized use or distribution of proprietary information violates the Company’s policy and could be illegal. Such use or distribution could result in negative consequences for both the Company and the individuals involved, including potential legal and disciplinary actions. The Company respects the property rights of other companies and their proprietary information, and require all Collaborators to observe such rights.

Collaborators have the responsibility of protecting the information of the Company and complying with the confidentiality policies, the terms of which are a condition to their admission to the Company. Confidential information includes, but is not limited to, any information presented orally or by other means, tangible or not, and may include, but is not limited to, technical, operational, commercial, financial or legal information, know-how, inventions, processes, formula and design, business plans, accounting methods, techniques and accrued experience, commercial plans, budgets, prices, expansion plans, commercial strategies, findings, ideas, concepts, techniques, projects, specifications, diagrams, models, samples, flowcharts, computer program, codes, data, source codes, disks, diskettes, tapes, marketing and sales plans, any client information and any other technical, financial, legal and/or commercial information sent by any means. If you have any questions on what constitutes proprietary information or if you believe such information has been compromised, please contact the CFO. Your obligation to protect the Company’s proprietary and confidential information continues even after you leave the Company, and you must return all proprietary information in your possession upon leaving the Company. The provisions of this section are qualified in their entirety by the section entitled “Reporting Violations to a Governmental Agency” below.

9.2.	Protection and Use of the Company’s Assets

Collaborators are responsible for protecting the assets of the Company and for guaranteeing their efficient use. Theft, mishandling and waste have a direct impact on the Company’s activities. The purpose of the Company’s equipment, supplies and electronic resources (including hardware, software and the data thereon) is the conduct of its business. Such resources may only be used for the Company’s business consistent with all applicable rules, regulations and guidelines.

10.	Business Practices

In the Company’s commercial dealings, it interacts with other collaborators, clients, suppliers and other third parties in a fair and equitable manner.

10.1.	Financial Disclosures and Public Disclosures

The Company is committed to providing full, fair, accurate, timely and comprehensible disclosure in reports and documents that are filed with or submitted to the SEC and other regulatory or self-regulatory agencies, in addition to other public communications made by the Company to investors and other interested parties in all matters relating to accounting, financial controls, internal reporting and taxation. You are responsible for complying with the policies and procedures of the Company to compile these disclosures and guarantee that they are full, fair, accurate, timely and comprehensible. All financial books, records and accounts should accurately reflect transactions and events and conform both to required accounting principles and to the Company’s system of internal controls. Records may not be distorted in any way to hide, disguise or alter the Company’s true financial position.

The Company has the responsibility of providing full and accurate information in its public disclosures in all relevant aspects, on the financial conditions, and the operating results of the Company.

10.2.	Conduct of Audits

Neither you nor any other person acting under your direction may, directly or indirectly, take any action in a fraudulent manner to influence, coerce, manipulate or deceive any person involved in an audit or review of the financial statements of the Company. Offering a job or future contracts that are not audit services and providing inaccurate or deceitful information to an auditor, or threatening to cancel or cancelling audit works, are not allowed.

10.3.	Maintenance of Records

Honest, clear and accurate reports of information are important to maintaining the integrity of the Company’s commercial records and to make responsible commercial decisions. The books, records and accounts of the Company must (i) accurately reflect all of its transactions and all other events that are the object of a specific requirement to maintain regulatory records; (ii) be kept in reasonable detail; and (iii) comply with the applicable legal requirements and the internal control system of the Company. Unregistered or “off the books” funds or assets are only allowed in the event provided for in applicable laws or regulations. Business records must not contain exaggerations, depreciative notes, guesses or inadequate characterizations of persons and companies. This also applies to emails, internal memoranda, formal reports and all other forms of commercial records. In the event of litigation, governmental inquiry or threat of such action, you must consult the Board.

10.4.	Competition and Fair Negotiation

The Company strives to operate its businesses in a fair and honest manner at all times. The Company must seek competitive advantage through performance and dedication and not through unethical or illegal practices. It is the duty of the Company to ensure that there is no agreement with competitors that affects or restricts full and fair competition in an unreasonable manner. It is the responsibility of Collaborators to always respect the rights of clients, suppliers, the public and competitors of the Company and treat them fairly. You must never take undue advantage of anyone through manipulation, deceit, abuse of Privileged Information, misrepresentation of relevant facts or any other unfair negotiation practice. The antitrust laws prohibit agreements among competitors on certain matters. Antitrust laws can be complex, and violations may subject the Company and its employees to criminal sanctions, including fines, imprisonment and civil liability. If you have any questions on what constitutes an unfair commercial practice, please consult the Board.

10.5.	Public Relations and Media

Media coverage can have a significant impact on the brand and reputation of the Company. It is important to guarantee accurate and coordinated communication of information on the Company and its businesses. When you are using social media and identify yourself as a Collaborator or mention the Company incidentally, for instance on a Facebook page or professional networking site, please observe the following guidelines:

•              Never disclose confidential information about the Company or its business, customers or suppliers.

•              Make clear that any views expressed are your own and not those of the Company.

•              Remember that all applicable policies apply to social media sites.

•              Be respectful of all Collaborators and all persons associated with the Company, including customers and suppliers.

•              Promptly report to the Board any social media content which inaccurately or inappropriately discusses the Company.

•              Never respond to any information on the Company that may be inaccurate and refer it to the Board or an executive officer.

•             Never post documents, parts of documents, images, or video or audio recordings that have been made with Company property or of Company products, services or people, or at Company functions or events.

10.6.	Professional Networking

Online networking on professional or industry sites, such as LinkedIn, has become an important and effective way for colleagues to stay in touch and exchange information. Collaborators should use good judgment when posting information about themselves or the Company on any of these sites.

What you post about the Company or yourself will reflect on the Company. When using professional networking sites, you should observe the same standards of professionalism and integrity described in the Code and follow the social media guidelines outlined above.

In addition, the legal and regulatory requirements restrict the information that may be provided to the media. The Company’s directors and executive officers work as a liaison between the Company and the press and are responsible for answering press inquiries. All questions from the press must be forwarded to the CEO or the CFO before providing a direct response.

The Company is committed to preserving its reputation by assisting in efforts to combat money laundering and terrorist financing. Money laundering is the practice of disguising the ownership or source of illegally obtained funds through a series of transactions to “clean” the funds so they appear to be proceeds from legal activities.

11.	Compliance Procedures and Reporting

The Code must be complied with and immediate measures must be taken to report actual or suspected violations of the Code. Being involved in any conduct to circumvent the Code is forbidden (for example, asking family members to accept gifts on your behalf that you would otherwise be forbidden from accepting under the Code).

11.1.	Always Seek Guidance

If you are not certain of what to do in a certain situation, always seek guidance before acting. For guidance you should contact the CEO, CFO or the Chairman of the Board. Remember that you must report all incidents of bad conduct and that you may do so without fear of retaliation. However, if you have violated the Code, reporting such violation will not protect you from the consequences of your actions.

11.2.	Reporting a Possible Violation to the Code

These procedures relate to complaints by any Collaborator relating to any questionable accounting and other matters or violations of the Code, including, without limitation, the following:

•              fraud or deliberate error in the preparation, evaluation, review or audit of any financial statement of the Company;

•              fraud or deliberate error in the recording and maintaining of financial books and/or records of the Company;

•              deficiencies in or noncompliance with the Company’s internal controls;

•              misrepresentation or false statement to or by a senior officer or accountant regarding a matter contained in the financial records, financial reports or audit reports of the Company;

•              any attempts to mislead or improperly influence the Company’s independent auditor in the course of the performance of their audit;

•              deviation from full and fair reporting of the Company’s financial condition, such as material misrepresentations or omissions with respect to the Company’s business, financial condition, results of operations or cash flows, in public disclosures of the Company’s financial position and prospective reports;

•              improper expenditure of Company funds;

•              improper use of Company property (including disclosure of proprietary information);

•              use of non-public Company or client information to trade in securities; or

•              any other violations of the Code.

Collaborators are encouraged to follow these procedures and report any suspected violations or questionable matters that have occurred, are ongoing or are about to occur. The Company’s Audit Committee will oversee treatment of concerns in this area:

Conduct	Report to
Any type of violation of the Code	Chairman: Chu Chiu Kong Chu.kong@xpasset.com.br
All other matters, including work relations (discrimination, harassment, conflicts of interest), money laundering, fraud, corruption, safety, and confidentiality of information	CFO: Fabio Kann fabio.kann@xpasset.com.br

Any concerns about a violation of ethics, laws, rules, regulations or this Code by the CFO or any senior financial officer, any senior executive officer or any director should be reported promptly to the Chairman of the Board, who shall notify the Board of Directors with responsibility for corporate governance.

It is the responsibility of the Collaborator to report any violations of the Code when he/she has reason to believe that a violation may have occurred or may occur in the future. It is the Company’s policy that no Collaborator or other person shall suffer retaliation for a complaint made in good faith or for communicating undue conduct to the Company, for helping another Collaborator or other person to make a report, for cooperating with an investigation, or for submitting a complaint or report. Any Collaborator that is involved in retaliatory conduct is subject to disciplinary actions, including contractual termination. If you believe that retaliation has occurred, you must communicate such conduct to the Chairman of the Board.

The treatment, report and record of complaints will follow internal procedures to guarantee the proper and appropriate treatment of any complaints.

11.3.	Consequences for Non-Compliance and for Not Reporting Certain Conduct

If you hear or suspect that any violation of this Code has occurred, you must immediately inform the Chairman of the Board. You must not conduct preliminary investigations. It is the Company's policy that any person that raises a matter related to a possible violation of applicable law, regulation or policy of the Company or any suspected illegal or unethical behavior in good faith shall be protected from any kind of retaliation.

If you have violated the Code, the fact that you assume responsibility for the act will not protect you from consequences for your actions. You may be subject to disciplinary measures that can range from a warning to contractual termination if you violate the Code or fail to report violations that you become aware of.

If concerns or complaints require confidentiality, including maintaining anonymity, the Company will endeavor to protect this confidentiality, subject to applicable laws, regulations or legal proceedings.

11.4.	Reporting Violations to a Governmental Agency

Collaborators are entitled to certain protections for cooperating with or reporting legal violations to governmental agencies or entities and self-regulatory organizations. As such, nothing in this Code is intended to prohibit any Collaborator from disclosing or reporting violations to, or from cooperating with, a governmental agency or entity or self-regulatory organization, and Collaborators may do so without notifying the Company. The Company may not retaliate against a Collaborator for any of these activities, and nothing in this Code or otherwise requires a Collaborator to waive any monetary award or other payment that he or she might become entitled to from a governmental agency or entity, or self-regulatory organization.

All Collaborators have the right to:

•              Report possible violations of state or federal law or regulation that have occurred, are occurring, or are about to occur to any governmental agency or entity, or self-regulatory organization;

•              Cooperate voluntarily with, respond to any inquiry from, or provide testimony before any self-regulatory organization or any other federal, state or local regulatory or law enforcement authority;

•              Make reports or disclosures to law enforcement or a regulatory authority without prior notice to, or authorization from, the Company; and

•              Respond truthfully to a valid subpoena.

All Collaborators have the right to not be retaliated against for reporting, either internally to the Company or to any governmental agency or entity or self-regulatory organization, information which the Collaborator reasonably believes relates to a possible violation of law. It is a violation (i) of U.S. federal law to retaliate against anyone and (ii) of the Whistleblower Protection Law (as it may be amended or revised) of the Cayman Islands to retaliate against anyone who has reported such potential misconduct either internally or to any governmental agency or entity or self-regulatory organization. Retaliatory conduct includes discharge, demotion, suspension, threats, harassment, and any other manner of discrimination in the terms and conditions of employment because of any lawful act the Collaborator may have performed.

Notwithstanding anything contained in this Code or otherwise, Collaborators may disclose confidential Company information, including the existence and terms of any confidential agreements between the Collaborator and the Company (including employment or severance agreements) to any governmental agency or entity or self-regulatory organization.

The Company cannot require a Collaborator to withdraw reports or filings alleging possible violations of federal, state or local law or regulation, and the Company may not offer Collaborators any kind of inducement, including payment, to do so.

Even if a Collaborator has participated in a possible violation of law, the Collaborator may be eligible to participate in the confidentiality and retaliation protections afforded under applicable whistleblower laws, and the Collaborator may also be eligible to receive an award under such laws.

The Company is committed to cooperation with applicable government agencies and authorities. Forward all requests for information to the Board, the CEO or the CFO immediately to ensure that the Company responds appropriately.

All information provided must be truthful and accurate. Never mislead any investigator. Do not ever alter or destroy documents or records subject to an investigation.

12.	Other Provisions

The rules described in this Code are not definitive and may be updated by the Board.

Collaborators undertake to comply with all updates and changes that may be made to this Code.

In case of questions with respect to the provisions of the Code and its interpretation, including what might be considered a violation, the Collaborator must contact the Board.

13.	Exceptions

Regarding any potential exception to compliance with the rules of the Code, the requesting party must submit a written exception request to the Chairman of the Board providing an explanation why an exception should be granted, and an exception must be approved and granted by at least three directors of the Company.

PROVISIONS FOR
CHIEF EXECUTIVE OFFICER AND SENIOR FINANCIAL OFFICERS

The CEO and all senior financial officers, including the CFO and principal accounting officer, are bound by the provisions set forth herein relating to ethical conduct, Conflicts of Interest, and compliance with law. In addition to this Code, the CEO and senior financial officers are subject to the following additional specific policies:

A.	Act with honesty and integrity, avoiding actual or apparent conflicts between personal, private interests and the interests of the Company, including receiving improper personal benefits as a result of his or her position.

B.	Disclose to the CEO and the Board any material transaction or relationship that reasonably could be expected to give rise to a Conflict of Interest.

C.	Perform responsibilities with a view to causing periodic reports and documents filed with or submitted to the SEC and all other public communications made by the Company to contain information that is accurate, complete, fair, objective, relevant, timely and understandable, including full review of all annual and quarterly reports.

D.	Comply with laws, rules and regulations of federal, state and local governments applicable to the Company and with the rules and regulations of private and public regulatory agencies having jurisdiction over the Company.

E.	Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting or omitting material facts or allowing independent judgment to be compromised or subordinated.

F.	Respect the confidentiality of information acquired in the course of performance of his or her responsibilities except when authorized or otherwise legally obligated to disclose any such information; not use confidential information acquired in the course of performing his or her responsibilities for personal advantage.

G.	Share knowledge and maintain skills important and relevant to the needs of the Company, its shareholders and other constituencies and the general public.

H.	Proactively promote ethical behavior among subordinates and peers in his or her work environment and community.

I.	Use and control all corporate assets and resources employed by or entrusted to him or her in a responsible manner.

J.	Not use corporate information, corporate assets, corporate opportunities or his or her position with the Company for personal gain; not compete directly or indirectly with the Company.

K.	Comply in all respects with this Code.

L.	Advance the Company’s legitimate interests when the opportunity arises.

The Board will investigate any reported violations and will oversee an appropriate response, including corrective action and preventative measures. Any officer who violates this Code will face appropriate, case specific disciplinary action, which may include demotion or discharge.

Any request for a waiver of any provision of this Code must be in writing and addressed to the Chairman (or any Co-Chairman, if applicable) of the Board and an exception must be approved and granted by at least three directors of the Company. Any waiver of this Code may be publicly disclosed.

It is the policy of the Company that each officer covered by this Code shall acknowledge and certify to the foregoing and file a copy of such certification with the Chairman (or any Co-Chairman, if applicable) of the Board.

OFFICER’S CERTIFICATION

I have read and understand the foregoing Code. I hereby certify that I am in compliance with the foregoing Code and I will comply with the Code in the future. I understand that any violation of the Code will subject me to appropriate disciplinary action, which may include demotion or discharge.

Dated:

Signature:

Name:

Title: